Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years Ended
	June 24,	June 25,	June 26,	June 27,	June 29,
	2007	2006	2005	2004	2003
	(Amounts in thousands)
Earnings available to fixed charges:
Loss from continuing operations before income taxes	$(139,858)	$(15,896)	$(33,221)	$(69,262)	$(18,680)
Minority interest (income) expenses	—	—	(530)	(6,430)	4,769
Equity in (earnings) losses in unconsolidated affiliates	4,292	(825)	(6,938)	6,877	(10,728)
Fixed charges	25,817	19,581	21,014	19,150	20,189
Distributed income from equity affiliates	6,367	1,770	6,905	1,079	11,749

	$(103,382)	$4,630	$(12,770)	$(48,586)	$7,299

Fixed charges:
Interest expense	$25,518	$19,266	$20,594	$18,706	$19,739
Portion of rent determined to be interest	299	315	420	444	450

	$25,817	$19,581	$21,014	$19,150	$20,189

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Earnings for the five fiscal years above were inadequate to cover fixed charges. Earnings were insufficient to cover fixed charges by $129.2 million, $15.0 million, $33.8 million, $67.7 million, and $12.9 million, respectively, in fiscal years 2007, 2006, 2005, 2004, and 2003.